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TSX.V SYMBOL : PCE

June 20, 2007

PACE MITCHELL DRILLING CORP. Receives US $ 890,000 Second Payment from SHENHUA Group Coal Mine Degasification Project

Pacific Asia China Energy Inc. (“PACE”) is pleased to announce its 50% owned subsidiary PACE Mitchell Drilling Corp. (“the Company”) has received US $890,000 as the second payment from a degasification drilling contract awarded to the Company  by the Shenhua Group, the world’s third largest coal miner (see news releases, February 19 and April 24). To date, PACE Mitchell Drilling Corp. has been paid US $1.16 million.

Drilling operations began this past week at Shenhua’s 2,000 tonne/day Baijigou Coal Mine in China’s Ningxia province using the first of two Dymaxion® drill rigs. The second drill rig is presently being fitted with additional tools and mud pumps and will be shipped to the Baijigou mine within two weeks. By using both rigs, the Company’s drilling operations should be completed during the fourth quarter. PACE Mitchell Drilling Corp will receive approximately US $4.55 million as its share of the estimated US $8.3 million degasification project, which is being carried out by a consortium of four companies.

Negotiations with Weixin Yuntou Zhaxi Energy Co Ltd for degasifying the Guanyinshan coal mine in Yunnan province are continuing.

 Discussions recently took place in northern China between representatives of local Coal and Mines Safety Bureaus and PACE representatives. Mitchell Drilling President Nathan Mitchell and PACE President Tunaye Sai were encouraged by the interest expressed in the Dymaxion® drilling platform as a preferred method for coal mine degasification in China. Marketing efforts have now increased as a result of China’s growing interest to degasify its 2,000+ coal mines, and PACE is now evaluating financing alternatives for the construction of additional Dymaxion® rigs for use in China.

China’s current Five-Year Plan has prioritized coal mine degasification to reduce the thousands of accidental mining fatalities as a result of methane explosions and to lower the world’s largest volume of harmful coal mine methane emissions, which contribute to the global warming process. In addition, coal mine degasification enables the recovery and utilization of coal mine methane for use as a clean-burning energy source. Construction of CBM-powered plants is now underway. One such power plant became operational last month in southern China as the country intensifies its efforts to reduce air pollution, while harnessing a valuable and necessary energy source.

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China, CBM drilling and coal degasification through its 50% owned subsidiary, PACE MITCHELL DRILLING CORP. Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol "PCE".

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

"Devinder Randhawa"

_______________________________

Devinder Randhawa, Chairman & CEO

For Investor Relations:
Scott Koyich
DSK Consulting Ltd.
Ph: (403) 215-5979
skoyich@pace-energy.com

THE  TSX VENTURE  EXCHANGE  HAS  NOT  REVIEWED  AND  DOES  NOT  ACCEPT  RESPONSIBILITY FOR  THE  ADEQUACY  OR  ACCURACY OF  THIS  NEWS  RELEASE.